Lattice Strategies LLC

One Embarcadero Center

San Francisco, CA 94111

October 2, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form N-1A Filing for Lattice Strategies Trust
Registration Nos.: 811-23001 and 333-199079

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Lattice Strategies LLC and Lattice Strategies Trust request the withdrawal of the Lattice Strategies Trust’s Registration Statement on Form N-1A (File Nos. 811-23001 and 333-199079), originally filed on October 1, 2014 (the “Initial Registration Statement”).

The Initial Registration Statement is for Lattice Strategies Trust and was incorrectly filed under the CIK of Lattice Strategies LLC. The Initial Registration Statement was re-filed on October 1, 2014 under the correct CIK for Lattice Strategies Trust (Registration Nos. 811-23002 and 333-199089).

No securities were sold in connection with the offering described in the Initial Registration Statement.

Should you have any questions or comments regarding this filing, please contact the undersigned at 415-508-4983.

Very truly yours,

/s/ Albert Lee

Albert Lee

Trustee